# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMPASS DIVERSIFIED HOLDINGS, CIK 0001345126
CUSIP: 20451Q104
Title of class of securities: Shares representing beneficial interests in Compass Diversified Holdings
Address of issuer's principal executive offices: 301 Riverside Avenue, Second Floor, Westport, Connecticut (CT), 06880
Date of event which requires filing of this statement: 07/16/2026
Filed by CIK 0001511001
Persons authorized to receive notices and communications: C. Robert Bruner, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5231

## Reporting persons
- ADW Capital Partners, L.P. (CIK 0001511001): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,500,000; sole dispositive power 0; shared dispositive power 14,500,000; aggregate amount beneficially owned 14,500,000 (19.3% of the class)
  Comment: The figures in Items 8, 10 and 11 include 10,750,000 Shares representing beneficial interests in Compass Diversified Holdings ("Shares") that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Shares. The percentage in Item 13 is based upon 75,235,966 Shares outstanding as of May 1, 2026, according to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed by Compass Diversified Holdings (the "Issuer") with the U.S. Securities and Exchange Commission (the "SEC") on May 6, 2026.
- ADW Capital Management, LLC (CIK 0001745214): type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,500,000; sole dispositive power 0; shared dispositive power 14,500,000; aggregate amount beneficially owned 14,500,000 (19.3% of the class)
  Comment: The figures in Items 8, 10 and 11 include 10,750,000 Shares that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Shares. The percentage in Item 13 is based upon 75,235,966 Shares outstanding as of May 1, 2026, according to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed by the Issuer with the SEC on May 6, 2026.
- Adam D. Wyden (CIK 0001745215): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,500,000; sole dispositive power 0; shared dispositive power 14,500,000; aggregate amount beneficially owned 14,500,000 (19.3% of the class)
  Comment: The figures in Items 8, 10 and 11 include 10,750,000 Shares that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Shares. The percentage in Item 13 is based upon 75,235,966 Shares outstanding as of May 1, 2026, according to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed by the Issuer with the SEC on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Shares representing beneficial interests in Compass Diversified Holdings
Name of issuer: COMPASS DIVERSIFIED HOLDINGS
Address of issuer's principal executive offices: 301 Riverside Avenue, Second Floor, Westport, Connecticut (CT), 06880

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"On July 16, 2026, ADW Capital Partners, L.P. delivered an open letter to the Issuer's board of directors (the "July Letter"). In the July Letter, ADW Capital Partners, L.P. called for the Issuer to immediately commence a strategic review process and orderly liquidation of the Issuer to preserve value for shareholders. The July Letter included ADW Capital Partners, L.P.'s financial analysis that the Issuer could achieve value in excess of $50 to $60 dollars per share through a sequencing of asset sales to streamline the Issuer in addition to share repurchases. The foregoing description of the July Letter is qualified in its entirety by the full text of the July Letter, which is attached hereto as Exhibit 99.4 and incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

"Exhibit 99.4 Letter to the Board of Directors of Compass Diversified Holdings, dated July 16, 2026 (filed herewith)."

## Signatures
- ADW Capital Partners, L.P.: /s/ Adam D. Wyden, Sole Manager of ADW Capital Management, LLC, its general partner (07/16/2026)
- ADW Capital Management, LLC: /s/ Adam D. Wyden, Sole Manager (07/16/2026)
- Adam D. Wyden: /s/ Adam D. Wyden, Adam D. Wyden (07/16/2026)